GSI

Metric Partners Growth Suite Investors, L.P.

Exhibit Number 20.2

September 27, 2002

Re:   Supplemental Information in connection with Offer By Peachtree Partners dated 09/03/02

To Unit Holders,

By letter dated September 16, 2002, Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the “Partnership”), advised the holders of Limited Partnership Assignee Units (the “Units”) of the Partnership as to the position of the Partnership to the offer made September 3, 2002 by Peachtree Partners (Ira Gaines/Barry Zemel) (“Peachtree Partners”) to purchase Units of the Partnership at a price of $29.00 per Unit for up to a total of 4.9% of the total Units outstanding, including the number of Units already owned by Peachtree Partners (the “Peachtree Offer”). At that time the Partnership advised the holders of Units that it was not making a recommendation and it was expressing no opinion and was remaining neutral with respect to the Peachtree Offer.

The Partnership provided to the holders of Units information that the Partnership suggested be considered in making a decision as to whether holders should tender Units in the Peachtree Offer. The purpose of this letter is to advise the holders of the following recent developments which the holders may want to consider in analyzing the Peachtree Offer.

     •     Completed resale transactions known to the Partnership from January 1, 2002 through September 25, 2002 have ranged from $10.00 to $300.00, with a simple average price of $27.15, representing 2,234 Units, or 3.73% of the outstanding Units. The knowledge of the Partnership on these transactions is based solely on the books and records of the Transfer Agent. In a Final Amendment to the Tender Offer Statement on Schedule TO filed by Equity Resource Arlington Limited Partnership, Equity Resources Group, Inc. and Eggert Dagbjartssan (collectively, “Equity Resources”) with the Securities and Exchange Commission on September 13, 2002, Equity Resources reported that it had accepted an aggregate of 2,160 Units pursuant to its tender offer. The Managing General Partner believes that, to date, 1,500 of such units have been transferred. If the remaining Units are submitted for transfer in 2002, the Partnership may not be able to transfer all such Units or any other Units thereafter submitted for transfer to the extent the total would exceed the 5% limit that is based on the Limited Partnership Agreement of the Partnership (the “Limited Partnership Agreement”).

     •     On September 23, 2002 the Partnership received a modified proposal from Kenneth E. Nelson (the “New Proposal”) pursuant to which Mr. Nelson offered, subject to the conditions described below, to present a tender offer for a majority of the Units at $60 per Unit in cash (a reduction from the $65 per Unit he mentioned in his August 12, 2002 proposal). According to the New Proposal, the limited partners who tendered Units would also receive a

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release of claims previously asserted against them on a purported class basis by a party affiliated with Mr. Nelson in a lawsuit pending in San Francisco Superior Court, San Francisco, California.

Mr. Nelson’s New Proposal was conditioned on the General Partners of the Partnership recommending to the limited partners (should Mr. Nelson make a tender offer) that his tender offer be accepted. The New Proposal also required that (i) the General Partners allow the holders of Units to vote, in connection with their tender of Units (should Mr. Nelson make a tender offer), for the amendments to the Limited Partnership Agreement necessary to permit a transfer of a majority of the Units to occur, (ii) the General Partners promptly take all actions necessary to facilitate Mr. Nelson’s election as general partner of the Partnership (replacing the current General Partners), as soon as practicable following the tender of a majority of the Units (should Mr. Nelson make a tender offer); and (iii) the General Partners, and their affiliates, not take any action to impede Mr. Nelson’s election as the general partner if a majority of the Units were tendered (should Mr. Nelson make a tender offer).

Mr. Nelson further advised the Partnership in the New Proposal (in response to the disclosure given by the Partnership with respect to his August 12, 2002 proposal) that with respect to the litigation pending between the Partnership and GP Credit Co. that he contemplated (should he become the general partner of the Partnership) he would attempt to settle the claims of GP Credit Co. against the Partnership on terms he considers very favorable to the Partnership. GP Credit Co. would be offered $4,000,000 from the Partnership plus the amount which the Partnership is able to collect from third parties (including, without limitation, James Reuben, Mr. Reuben’s insurer, and fraudulent transferees (which the Managing General Partner believes, based on the lawsuit, would include nontendering holders of Units)). In the event the Partnership were to collect more than $4,000,000 from such third parties, the Partnership would be able to retain an amount equal to one-half of such additional amount for its “assistance” in collecting such amounts. Mr. Nelson did not describe how he would handle the other litigations pending between the Partnership and Mr. Nelson’s affiliates if he were to become the general partner of the Partnership.

On September 27, 2002, the Partnership responded to the New Proposal. The Partnership advised Mr. Nelson that until Mr. Nelson presented a definitive tender offer to the holders of Units it was premature for the Managing General Partner to take a position on how it would respond to a tender offer.

The Managing General Partner pointed out to Mr. Nelson that any solicitation of approval for an amendment to the Limited Partnership Agreement would require compliance with the proxy solicitation rules promulgated by the Securities and Exchange Commission and reminded him that the Managing General Partner is presently reviewing the costs, risks and benefits of proposing amendments to the Limited Partnership Agreement to remove certain restrictions therein regarding transfer of Units.

The Managing General Partner also advised Mr. Nelson of its serious concern regarding the proposed settlement of the GP Credit Co. litigation. The Managing General Partner pointed out that Mr. Nelson proposed to pay his affiliate (of which his wife is a principal) $4,000,000 from the Partnership’s funds and then use the assets of the Partnership to pursue a variety of third-party claims, including claims against those holders of Units that failed to tender their units in response to his offer. The Managing General Partner stated that it believed that such a settlement would be grossly unfair and unreasonable to the Partnership and the non-tendering holders of Units and that its belief is bolstered by the fact that GP Credit Co. recently terminated its Tennessee lawsuit against the Partnership in order to appeal the trial court’s adverse rulings and that the net result of the lawsuit is that no damages were awarded to GP Credit Co. for the Partnership’s alleged breach of contract. The Managing General Partner further noted that GP Credit Co.’s asserted ownership of the claims Mr. Nelson would propose to settle appears to be disputed by Samuel Hardage or his affiliates. The Managing General Partner stated to Mr. Nelson that it would likely oppose any tender, such as the one Mr. Nelson proposed, which contains a settlement of litigation against the Partnership involving a substantial payment to Mr. Nelson or an affiliate of his as an element of how he intended to manage the Partnership once he elected himself as the managing general partner. The Managing General Partner further advised Mr. Nelson that since he and his affiliates are adverse to the Partnership in other on-going litigation matters, he had a conflict of interest with respect to each of those matters, and as such, any tender offer by him should also disclose how he intended to address the resolution of all cases in which he or an affiliate is adverse to the Partnership or its Unit holders should he assume the role of managing general partner.

The Managing General Partner is unable to predict whether Mr. Nelson will pursue a tender offer, or if he chooses to do so, what price and other consideration he might choose to offer.

Holders of Units having questions are urged to contact Marlene Knecht of SSR Realty at (800) 347-6707, extension 2025.

On behalf of the Partnership

Sincerely, Metric Realty, An Illinois general partnership, Its Managing General Partner
By:	SSR Realty Advisors, Inc., A Delaware corporation. Its Managing Partner

Herman H. Howerton Managing Director, General Counsel

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